FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 14, 2007

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.

10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X          Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Index

1.	Press Release, Dated May 14, 2007

2.	Convenience Translation from Hebrew of the Quarterly Report for March 31, 2007

3.	Cellcom Israel Ltd. and its Consolidated Subsidiaries Financial Statements as at March 31, 2007 (unaudited)

CELLCOM ISRAEL ANNOUNCES FIRST QUARTER 2007 RESULTS
WITH IMPROVEMENT IN ALL FINANCIAL AND OPERATING PARAMETERS
DESPITE THE CONTINUED EROSION IN AIRTIME PRICE AND
THE REDUCTION IN MONTHLY AVERAGE REVENUE PER USER

---------------

Revenues up 7% YoY; EBITDA1  increased 20% with EBITDA margin up to 37.2%;
Free Cash Flow2  up 86% to NIS 169 million;
Market leader with 2.928 million subscribers3 as of end first quarter 2007

Netanya, Israel - May 14, 2007 - Cellcom Israel Ltd. (NYSE: CEL) ("Cellcom", the "Company"), the leading Israeli cellular Company, announced today its financial results for the first quarter ended March 31, 2007.

First Quarter 2007 Highlights (results compared to first quarter 2006):

▪	Revenues increased 7% to NIS 1,438 million ($346 million); Revenues from content and value added services (excluding SMS) increased 42%

▪	Sales, Marketing, General and Administration Expenses as percent of revenues dropped from 23.3% to 21.4%

▪	EBITDA[1] increased 20% to NIS 535 million ($129 million); EBITDA margin increased from 33.4% to 37.2%

▪	Operating profit increased 50% to NIS 347 million ($84 million)

▪	Net income increased 43% to NIS 208 million ($50 million); EPS totaled NIS 2.13 ($0.51) per share

▪	Free Cash Flow[2] increased 86% to NIS 169 million ($41 million)

▪	Board of Directors declared approximately NIS 198 million, NIS 2.03 per share, cash dividend for first quarter

______________________
1 EBITDA is a non-GAAP measure and is defined as income before financial income (expenses), net; other income (expenses), net; income tax; depreciation and amortization. See the reconciliation note at the end of the Press Release.

2 Free cash flow is a non-GAAP measure and is defined as the net cash provided by operating activities minus the net cash used in investing activities. See the reconciliation note at the end of the Press Release.

3 Starting from the beginning of the third quarter 2006, the Company adopted a different method for counting subscribers, which, to the best of its knowledge, is the accepted method by other cellular operators in Israel. Under this method subscribers are deducted from the subscriber base after six months of no revenue generation or activity on Cellcom's network. Previously, subscribers were deducted from the subscriber base after three months. As a result of this change, subscribers that were not counted under the previous stricter method, are now included in the subscriber base.

Commenting on the results, Amos Shapira, Chief Executive Officer said, "These excellent results are especially significant given the increased competition in the industry, on going airtime price erosion , the impact of the additional reduction in interconnect rates and the new voicemail regulation. Our strong performance follows our ongoing marketing investments to increase usage and to introduce new products, while steadily implementing measures to streamline our organization and reduce costs. We continue to view service and customer satisfaction as our primary objectives, now and in the future."

Mr. Shapira added: “The current quarter’s results are better than was estimated by the Company, allowing the Company to declare dividend distribution in the amount of NIS 2.03 per share, higher than the NIS 1.4 dividend per share previously expected. The Company’s results and amount of dividends declared per share for the first quarter do not necessarily reflect its profitability level nor dividends that will be paid for future quarterly periods.”

Mr. Shapira concluded, "Given the approaching completion of the full rollout of our 3.5 Generation HSDPA network, we continue to constantly increase the sales and marketing of a variety of contents and services based on advanced technologies. This, together with our landline services, will serve as major growth drivers for 2007 and beyond."

Tal Raz, Chief Financial Officer commented: "This quarter we delivered a substantial increase in profitability, despite the ongoing erosion in the price per minute, resulting from the decrease of interconnectivity rates and increased competition. During the first quarter of 2007, airtime rates were 9% lower than in the first quarter of last year. While average monthly Minutes of Use (MOU) increased by 8.4%, and revenues from content and value added services increased by 42%, ARPU declined by 0.6% (excluding the impact of the change in subscribers counting methodology). The higher profitability overall follows a 17% increase in total airtime, growth in revenues from content and the ongoing efficiency measures. As an outcome of the efficiency measures, sales, marketing, general and administrative expenses decreased, and their percentage out of revenues dropped by 8%."

Mr. Raz added, "Our strong cash flow, resulting from the Company’s strong performance, enables us to distribute approximately NIS 198 million in cash dividends, or NIS 2.03 per share."

Mr. Raz concluded, "During the first quarter of the year Cellcom became a public company, after a successful listing on the New York Stock Exchange. This listing was the culmination of a series of complex financial transactions which began in late 2005. The substantial success of the offering further attests to the strong confidence of the international and domestic capital market communities in Cellcom's financial stability and strength."

Conference Call Details

The Company will be hosting a conference call today, May 14, 2007 at 09:00 am EST, 04:00 pm Israel time, and 02:00 pm UK time. On the call, management will review and discuss the results, and will be available to answer questions. To participate, please call one of the following teleconferencing numbers below. Please begin placing your calls at least 5 minutes before the start of the conference call. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 407 2553	UK Dial-in Number: 0 800 917 5108

Israel Dial-in Number: 03 918 0609	International Dial-in Number: +972 3 918 0609

The conference will be broadcast live on the investor relations section of Cellcom's website: http://investors.ircellcom.co.il/events.cfm After the call, the replay of the call will be available under the same investor relations section. A dial-in replay of the call will be available from May 14th, 2007 until May 16th, 2007 by dialing one of the following numbers - 1 888 295 2634 (US); 0 800 169 8104 (UK) and +972 3 925 5928 (International).

MAIN PERFORMANCE INDICATORS:

	Q1/2007	Q1/2006	% Change	Q4/2006	% Change
EBITDA (m. NIS)	535.0	447.0	19.7%	435.0	23.0%
EBITDA (m. US$)	$128.8	$107.6	19.7%	$104.7	23.0%
EBITDA, as percent of Revenues	37.2%	33.4%	11.4%	30.4%	22.4%
Subscribers end period (in thousands)	2,928	2,641	10.9%	2,884	1.5%
Churn Rate (in %)	3.80%	4.80%	-20.8%	3.90%	-2.6%
Parameters Excluding Change in Subscriber Counting Method
Average Monthly MOU (in minutes)	350	323	8.4%	355	-1.4%
Monthly ARPU (in NIS)	149	150	-0.6%	152	-2.0%
Monthly ARPU (in US$)	$35.9	$36.1	-0.6%	$36.6	-2.0%
Parameters Following Change in Subscriber Counting Method
Average Monthly MOU (in minutes)	341	323	5.6%	344	-0.9%
Monthly ARPU (in NIS)	145	150	-3.3%	147	-1.4%
Monthly ARPU (in US$)	$34.9	$36.1	-3.3%	$35.4	-1.4%

MAIN FINANCIAL HIGHLIGHTS:

million NIS	Q1/2007	% of Revenues	Q1/2006	% of Revenues	% Change
Revenues from Sales and Services	1,438.0	100.0%	1,340.0	100.0%	7.3%
Cost of Sales and Services	783.0	54.5%	796.0	59.4%	-1.6%
Gross Profit	655.0	45.5%	544.0	40.6%	20.4%
SG&A Expenses - Sales, Marketing, General and Administration	308.0	21.4%	312.0	23.3%	-1.3%
Operating Profit	347.0	24.1%	232.0	17.3%	49.6%
Finance and Other Income (Expenses), net	-42.0	-2.9%	-25.0	-1.9%	68.0%
Income before Tax on Income	305.0	21.2%	207.0	15.4%	47.3%
Taxes on Income	97.0	6.7%	62.0	4.6%	56.5%
Net Income	208.0	14.5%	145.0	10.8%	43.4%
Free Cash Flow	169.0	11.8%	91.0	6.8%	85.7%

million US$	Q1/2007	% of Revenues	Q1/2006	% of Revenues	% Change
Revenues from Sales and Services	$346.1	100.0%	$322.5	100.0%	7.3%
Cost of Sales and Services	188.4	54.5%	191.6	59.4%	-1.6%
Gross Profit	157.6	45.5%	130.9	40.6%	20.4%
SG&A Expenses - Sales, Marketing, General and Administration	74.1	21.4%	75.1	23.3%	-1.3%
Operating Profit	83.5	24.1%	55.8	17.3%	49.6%
Finance and Other Income (Expenses), net	-10.1	-2.9%	-6.0	-1.9%	68.0%
Income before Tax on Income	73.4	21.2%	49.8	15.4%	47.3%
Taxes on Income	24.5	6.7%	14.9	4.6%	64.5%
Net Income	48.9	14.5%	34.9	10.8%	40.0%
Free Cash Flow	40.7	11.8%	21.9	6.8%	85.7%

FINANCIAL REVIEW FOR THE FIRST QUARTER 2007

Revenues for the first quarter ended March 31, 2007 totaled NIS 1,438 million ($346 million), a 7.3% increase compared to NIS 1,340 million ($323 million) in the same quarter last year. The increase resulted mainly from an increase of approximately 17% in airtime usage (outgoing and incoming), as a result of the increase in the Company's subscriber base and in Minutes of Use (MOU) which rose from 323 minutes last year to 341 minutes in the first quarter 2007. Revenues also benefited from the 42% increase in revenues from content and value added services (excluding SMS), mainly from advanced content HSDPA 3.5 based services, as well as a substantial increase in SMS. This increase was partially offset by a decline in interconnection rates and the change in the pricing of calls reaching a voice mailbox, following the recent decisions by the Israeli Ministry of Communications.

Gross margin for the first quarter improved and increased to 45.5% from 40.6% in the first quarter last year. Gross profit for the quarter totaled NIS 655 million ($158 million), a 20% increase compared to NIS 544 million ($131 million), in the first quarter last year. The increase primarily resulted from the increase in revenues.

Selling, Marketing, General and Administration Expenses ("SG&A expenses") for the first quarter of 2007 totaled NIS 308 million ($74 million), compared to NIS 312 million ($75 million) in the same period last year. SG&A expenses, as a percent of revenues, declined from 23.3% in the first quarter last year to 21.4% in the first quarter 2007. Quarterly SG&A expenses declined 1.3% over the first quarter last year, primarily as a result of the efficiency measures implemented by the Company since the end of 2005, . These measures included, among other things, the downsizing in non-customer facing positions and other cost savings, which were partially offset by increased marketing efforts and investment in customer service.

EBITDA for the first quarter of 2007 totaled NIS 535 million ($129 million), a 20% increase compared to NIS 447 million ($108 million) in the same quarter last year. EBITDA, as a percent of revenues, increased from

33.4% in the first quarter last year to 37.2% in the first quarter 2007. The increase in EBITDA follows the increase in usage and the efficiency measures. These were partially offset by subscriber retention activities.

Depreciation and Amortization expenses in the first quarter of 2007 totaled NIS 188 million ($45 million), a 13% decline compared to NIS 215 million ($52 million). The decrease follows the discontinued depreciation of certain older assets. These expenses include the depreciation on the Company's four communications networks - TDMA, GSM, UMTS\HSDPA and the Fiber-Optic network.

Operating profit for the first quarter of 2007 totaled NIS 347 million ($84 million), a 50% increase compared to NIS 232 million ($56 million) in the first quarter last year. The higher operating profit follows the increase in revenues as well as the benefits from the efficiency measures.

Finance Expenses, net for the first quarter of 2007 totaled NIS 43 million ($10 million), compared to NIS 21 million ($5 million) in the same period last year. The increase in finance expenses resulted primarily from debt raised during the first six months of 2006 and from losses incurred in hedging transactions during the first quarter of 2007, resulting mainly from the appreciation of the NIS against the U.S. dollar.

Taxes on income for the first quarter of 2007 totaled NIS 97 million ($23 million), a 56% increase compared to NIS 62 million ($15 million) in the same period last year. The increase primarily results from higher pretax profits, and an additional approximately NIS 8 million ($2 million) tax provision following the Israeli Supreme Court ruling on November 20, 2006 relating to the possibility that part of the finance expense accumulated during the first quarter of 2007 on debt raised which might be attributed by the Israeli tax authorities to the financing of dividends distributed during 2006, will not be recognized as an expense for tax purposes. While the Company believes it has good reasons for justifying the recognition of these expenses, or part of them, for tax purposes, the level of certainty required in order to recognize these expenses doesn’t exist as of the date of the Company's quarterly report, thus the Company has recorded the aforementioned provision.

Net Income for the first quarter of 2007 increased 43% totaling NIS 208 million ($50 million), or NIS 2.13 ($0.51) per share, compared to NIS 145 million ($35 million), or NIS 1.49 ($0.36) per share in the first quarter last year. This increase is despite the increased finance expenses and the additional tax provision following the November court ruling.

OPERATING REVIEW

New Subscribers - at the end of the first quarter of 2007 the Company had approximately 2.928 million subscribers. During the first quarter of 2007 the Company added 44,000 net new subscribers compared to a net increase of 38,000 in the same period last year.

In the third quarter of 2006 the Company adopted a new method for counting its subscriber base. Under this new method the Company removes subscribers from its subscriber base after six months of no revenue generation or activity on its network. Previously, subscribers were removed from the subscriber base after three months. As a result of this change, Cellcom's subscriber base increased by 80,000 subscribers. The Company believes that the new method is preferable as many subscribers who have not been active for three months, became active again before the end of six months. In addition, and to the best of the Company's knowledge, the new method is in line with general industry practice in Israel.

Average subscriber Minutes of Use ("MOU") in the first quarter of 2007, excluding the effect of the change in subscriber counting method, increased 8.4% to 350 minutes, compared to 323 minutes in the first quarter last year (following the change in the subscriber counting method MOU totaled 341 minutes, a 5.6% increase).

The monthly Average Revenue per User (ARPU) in the first quarter of 2007, excluding the effect of the change in subscriber counting method, totaled NIS 149 ($35.9), compared to NIS 150 ($36.1) in the first quarter last year, a 0.6% decrease. (Following the change in the subscriber counting method, ARPU totaled NIS 145 ($34.9), a 3.3% decrease). The increase in average MOU and additional increase in content and value added services contributed offset some of the ARPU erosion observed in the quarter.

FINANCING AND INVESTMENT REVIEW
Cash Flow
Free cash flow (Defined as cash flows from operating activities of NIS 343 million ($83 million) net of cash flows used in investing activities of NIS 174 million ($42 million)) for the first quarter of 2007 totaled NIS 169 million ($41 million), an 86% increase from the NIS 91 million ($22 million) generated in the first quarter last year. The Company continues to generate, on an ongoing basis, significant levels of free cash flow, as a result of the increase in revenues, cost efficiencies and a decline in cash flow used in investment in fixed assets.

Shareholders' Equity
Shareholders' Equity as of 31 March 2007, primarily consisting of undistributed retained earnings, totaled NIS 807 million ($194 million).

Investment in Fixed Assets
During the first quarter of 2007 the Company invested NIS 71 million ($17 million) in fixed assets, compared to NIS 68 million ($16 million) in the first quarter last year.

Dividend
On May 13, 2007, the Company's board of directors declared a cash dividend in the amount of NIS 2.03 per share, and in the aggregate amount of approximately NIS 198 million, subject to withholding tax described below. The dividend will be payable to all shareholders of record as of May 25, 2007. The payment date will be June 7, 2007. The Company will convert the NIS to US$ based upon the representative rate of exchange published by the Bank of Israel on June 4, 2007. According to the Israeli tax law, the Company will withhold 20% of the dividend amount payable to each shareholder, subject to applicable exemptions. The amount of dividends declared per share for the first quarter does not necessarily reflect dividends that will be paid for future quarterly periods, which may change in accordance with the Company’s dividend policy. Dividend declaration is not guaranteed and is subject to the Company's board of directors’ sole discretion, as detailed in the Company's annual report for the year 2006, under “Item 8 - Financial Information - Dividend Policy”.

The Company presents its financial statement using Israeli General Accepted Accounting Principles. The dollar denominated figures were converted to US$ using a convenience translation based on the US$\New Israeli Shekel (NIS) conversion rate of NIS 4.155 = US$1.

About Cellcom
Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom provides its 2.928 million subscribers (as at March 2007) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom's technologically advanced infrastructure. The Company operates an HSDPA 3.5 Generation network enabling the fastest high speed content transmission available in the world, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired etc. In April 2006 Cellcom Fixed Line Communications L.P., a limited partnership wholly-owned by Cellcom, became the first cellular operator to be granted a special general license for the provision of landline telephone communication services in Israel, in addition to data communication services. For additional information please visit the Company's website http://investors.ircellcom.co.il

Forward-Looking Statements
The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1969). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including: changes to the terms of our license, new legislation or decisions by our regulators affecting our operations, the outcome of legal proceedings to which we are a party, particularly class action lawsuits, our ability to maintain or obtain permits to construct and operate cell sites, and other risks and uncertainties detailed from time to time in our filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in our most recent Annual Report for the year ended December 31, 2006.

Although we believe the expectations reflected in the forward-looking statements contained herein are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We assume no duty to update any of these forward-looking statements after the date hereof to conform our prior statements to actual results or revised expectations, except as otherwise required by law.

Company Contact Shiri Israeli Investor Relations Coordinator investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft / Ed Job CCGK Investor Relations ehud@gkir.com / ed.job@ccgir.com Tel: (US) 1 866 704 6710 / 1 646 213 1914

Financial Tables Follow

Cellcom Israel Ltd.
(An Israeli Corporation)

Interim Consolidated Balance Sheets

Reported amounts
Convenience
translation
into US dollar
March 31,	March 31,	March 31,	December 31,
2007	2007	2006	2006
NIS millions	US$ millions	NIS millions	NIS millions
(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Current assets
Cash and cash equivalents	225	54	235	56
Trade receivables	1,274	307	1,252	1,242
Other receivables and debits	139	33	148	123
Inventory	137	33	149	131

	1,775	427	1,784	1,552

Long-term receivables and debits	524	126	468	526

Fixed assets, net	2,453	590	(**)(*) 2,694	(**)(*) 2,550

Other assets and deferred
expenses, net	679	164	(**) 730	(**) 695

Total assets	5,431	1,307	5,676	5,323

Current liabilities
Short-term credit from banks	121	29	320	-
Trade payables	715	172	788	819
Other payables and credits	500	121	283	496

	1,336	322	1,391	1,315

Long-term liabilities
Debentures	1,989	479	1,749	1,989
Long-term loans from banks	1,076	259	1,658	1,208
Other long-term payables and credits	15	3	2	2
Deferred taxes	203	49	*231	*212

	3,283	790	3,640	3,411

Shareholders’ equity	812	195	645*	597*

Total liabilities and shareholders’ equity	5,431	1,307	5,676	5,323

* Restated due to initial implementation of a new Israeli Accounting Standard.
** Reclassified due to initial implementation of a new Israeli Accounting Standard.

Cellcom Israel Ltd.
(An Israeli Corporation)

Interim Consolidated Statements of Income

Reported amounts

Convenience
translation
into US dollars
Three month	Three month	Three month
period ended	period ended	period ended	Year ended
March 31,	March 31,	March 31,	December 31,
2007	2007	2006	2006
NIS millions	US$ millions	NIS millions	NIS millions
(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Income from sales and services	1,438	346	1,340	5,622

Cost of sales and services	783	188	* 796	* 3,273

Gross profit	655	158	544	2,349

Selling and marketing expenses	149	36	153	656

General and administrative expenses	159	38	159	659

Operating income	347	84	232	1,034

Financial expenses, net	(43)	(11)	(21)	(155)

Other income (expenses), net	1	-	(4)	*(6)

Income before income tax	305	73	207	873

Income tax	97	23	62	* 314

Net income	208	50	145	559

Earnings per share

Basic and diluted earnings per ordinary shares in NIS	2.13	0.51	* 1.49	* 5.73

* Restated due to initial implementation of a new Israeli Accounting Standard.

Cellcom Israel Ltd.
(An Israeli Corporation)

Interim Consolidated Statements of Cash Flows

Reported amounts
Convenience
translation
into US dollars
Three month	Three month	Three month
period ended	period ended	period ended	Year ended
March 31,	March 31,	March 31,	December 31,
2007	2007	2006	2006
NIS millions	US$ millions	NIS millions	NIS millions
(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Cash flows from operating activities
Net income	208	50	* 145	* 559

Adjustments required to present cash flows
from operating activities (Appendix A)	135	33	* 152	* 918

Net cash provided by operating activities	343	83	297	1,477

Cash flows from investing activities
Acquisition of fixed assets	(153)	(37)	(**) (156)	(**) (526)

Proceeds from sales of fixed assets	1	-	-	15

Investment in other assets	(22)	(5)	(**) (50)	(**) (122)

Net cash used in investing activities	(174)	(42)	(206)	(633)

Cash flows from financing activities
Receipt of long-term loans from banks	-	-	1,649	2,155
Payment of long-term loans	-	-	(6)	(1,175)
Proceeds from issuance of debentures	-	-	42	290
Cash dividend paid	-	-	(3,313)	(3,830)

Net cash used in financing activities	-	-	(1,628)	(2,560)

Increase (decrease) in cash and cash	169	41	(1,537)	(1,716)
equivalents

Balance of cash and cash equivalents at
beginning of the period	56	13	1,772	1,772

Balance of cash and cash equivalents at
end of the period	225	54	235	56

* Restated due to initial implementation of a new Israeli Accounting Standard.
* Reclassified due to initial implementation of a new Israeli Accounting Standard.

Cellcom Israel Ltd.
(An Israeli Corporation)

Interim Consolidated Statements of Cash Flows (cont’d)

Reported amounts

Appendix A - Adjustments required to present cash flows from operating activities

Convenience
translation
into US dollars
Three month	Three month	Three month
period ended	period ended	period ended	Year ended
March 31,	March 31,	March 31,	December 31,
2007	2007	2006	2006
NIS millions	US$ millions	NIS millions	NIS millions
(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Income and expenses not involving cash
flows
Depreciation and amortization	188	45	* 215	* 830
Deferred income taxes	(2)	-	(7)	* (20)
Erosion of long-term loans and other	(13)	(3)	(15)	(109)
liabilities, net
Capital losses (gains)	1	-	4	*6
Amortization of compensation related to
employee stock option grants	11	3	-	-

	185	45	197	707

Changes in assets and liabilities
Increase in trade receivables
(including long-term amounts)	(30)	(7)	(31)	(75)
Decrease (increase) in other receivables
and debits (including long-term amounts)	(20)	(5)	11	22
Increase in inventories	(6)	(1)	(31)	(13)
Increase (decrease) in trade payables
(including long-term amounts)	-	-	(16)	4
Increase (decrease) in other payables
and credits (including long-term amounts)	6	1	22	273

	(50)	(12)	(45)	211

	135	33	152	918

Appendix B - Non-cash activities
Acquisition of fixed assets on credit	54	13	62	197

* Restated due to initial implementation of a new Israeli Accounting Standard.

Cellcom Israel Ltd.
(An Israeli Corporation)

Reconciliation for Non-GAAP Measures

All amounts are in millions

This press release presents our EBITDA and Free Cash Flow for the three months ended March 31, 2007 and March 31, 2006 and for the year ended December 31, 2006. EBITDA and Free Cash Flow are financial measures not prepared in accordance with Israeli GAAP. These non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to, financial measures prepared in accordance with Israeli GAAP. We present below a reconciliation of each of these measures to the most comparable financial measure or measures calculated in accordance with Israeli GAAP.

EBITDA

The following is a reconciliation of net income to EBITDA:

	Three Months Ended March 31,		Year Ended December 31,
	2007	2006	2006
	(In NIS millions)
Net income	208	145	559
Financial expense (income), net	43	21	155
Other expenses (income)	(1)	4	6
Income taxes	97	62	314
Depreciation and amortization	188	215	830
EBITDA	535	447	1864

Free Cash Flow

The following table shows the calculation of free cash flow:

	Three Months Ended March 31,		Year Ended December 31,
	2007	2006	2006
	(In NIS millions)
Cash flows from operating activities	343	297	1477
Cash flows from investing activities	(174)	(206)	(633)
Free Cash Flow	169	91	844

Cellcom Israel Ltd.

Convenience translation from
Hebrew of the

Quarterly report for March 31, 2007

Part A: Material New Events and Updates in the Corporation's Business.

Part B: Interim Financial Reports for March 31, 2007

Part A

Material New Events and Updates in the
Corporation's Business

Cellcom Israel Ltd.
("Cellcom" or the "Company")
Material New Events and Updates in the Corporation's Business during the three months ended on March 31, 20071
Details according to regulation 39A to the Securities Regulations (Periodic and Immediate Reports), 1970

In this Part: "Financial Reports" – the Company's financial reports for March 31, 2007.

Description of the Company's Business

1.	Human Assets

1.1.
On May 8, 2007 the Company’s shareholders general meeting decided, after receiving the approval of the Company's Audit Committee and Board of Directors (including in regards to Office Holders who are Controlling shareholders, as defined in the Companies Law, 1999), to grant insurance to present and future Office Holders of the Company, according to the D&O insurance policy purchased by the Company for the benefit of the Company, Office Holders and several other employees of the Company and/or renewal and/or extension and/or substitution thereof under certain conditions.

See: Immediate report regarding the results of the Company’s shareholders general meeting published on May 9, 2007; Immediate report on decisions and recommendations of the Board of Directors published on March 29, 2007 and May 9, 2007.

1.2.
On May 8, 2007 the Company’s shareholders general meeting decided, after receiving the approval of the Company's Audit Committee and Board of Directors, to approve to pay to any external director who shall be appointed by the Company, an annual fee in an amount of NIS 100,000 and a meeting attendance fee in an amount of NIS 3,000 or part thereof according to the Companies regulations (rules regarding fees and expenses to external director), 2000, as adjusted for changes in the Israeli CPI.

See: Immediate report regarding the results of the Company’s shareholders general meeting published on May 9, 2007.

_______________
1 Does not include material new events and updates which were already included in the description of the Company's business in Cellcom's annual report for 2006, which was published on March 11, 2007. Includes material new events and updates which occurred prior to the signature date of this report (May, 13, 2007).

2.	Information regarding an extraordinary change in Cellcom's business

See notes 3A and 5 to the Company's Financial Reports.

Date: May 13, 2007	___________________________

Cellcom Israel Ltd.

By:

(1)	Amos Shapira - Chief Executive Officer

(2)	Tal Raz - Chief Financial Officer

Part B

Interim Financial Reports for

March 31, 2007

CONVENIENCE TRANSLATION FROM HEBREW
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AS OF MARCH 31, 2007
AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2007

We are pleased to present the management's discussion and analysis of the financial condition of Cellcom Israel,Ltd. ("Cellcom" or "the Company") and its subsidiaries (consolidated) as of March 31, 2007 and their results of operations for the three months ended March 31, 2007 ("current quarter").

Cellcom was established in Israel in 1994. Cellcom holds one of the four general licenses to provide cellular telephone services in Israel. The Company's cellular license was granted in 1994 and is valid until 2022. Cellcom's main shareholder is Discount Investment Corporation Ltd. ("DIC"), which holds, as of this report's date, approximately 59% of the Company's share capital, directly and indirectly, following completion of the Company's initial public offering of ordinary shares.

In February 2007, the Company completed its initial public offering in the NYSE, of ordinary shares par value NIS 0.01 per share, in which DIC and Goldman Sachs International sold 20,000,000 of the Company's ordinary shares. Following completion of the initial public offering and registration of its ordinary shares for trade in the NYSE, the Company became a public company.

The following table sets forth key performance indicators for the periods indicated:

	Three months ended March 31,
	2006	2007
EBITDA (in NIS millions)	447	535
EBITDA margin	33.4%	37.2%
Subscribers at end of period(1) (in thousands)	2,641	2,928
Estimated market share (2)	33%	34%
Average monthly usage per subscriber (MOU) (in minutes)(3)	323	341
Average monthly revenue per subscriber (ARPU)(3)(4) (in NIS)	150	145
Period churn rate	4.8%	3.8%

(1)
Until June 30, 2006, the Company had a three-month method of calculating its subscriber base, which means that it deducts subscribers from its subscriber base after three months of no revenue generation or activity on the Company's network by or in relation to a subscriber. The Company now believes that waiting six months to deduct subscribers is preferable since many subscribers that were inactive for three months become active again before the end of six months. As a result, commencing July 1, 2006, the Company adopted a six-month method of calculating its subscriber base, but have not restated its prior subscriber data presented in this table to reflect this change. The six-month method is, to the best of its knowledge, consistent with the methodology used by other cellular providers in Israel. This change in methodology resulted in an increase of the Company's number of reported subscribers by approximately 80,000 compared to the prior methodology and affected its other key performance indicators accordingly.

(2)
In order to estimate the Company's market share, the Company had to estimate the number of subscribers of Pelephone and Mirs, as of March 31, 2007, since Pelephone did not publish this information yet and Mirs does not publish any information.

(3)
In consideration of the change in the methodology of calculating the subscriber base. If the methodology of calculating the Company's subscriber base had not changed, the MOU for the three months ended March 31, 2007 would have been 350 minutes, and the ARPU would have been NIS 149.

(4)	Average monthly revenue per subscriber (ARPU) includes revenues from inbound roaming services.

1.	Financial Condition

1.1	Company Assets

The Company's assets as of March 31, 2007, amounted to approximately NIS 5.4 billion, compared to approximately NIS 5.3 billion as of December 31, 2006, representing an increase of 2%. Fixed assets comprised approximately 45% of total assets (approximately NIS 2.5 billion), compared to approximately 48% (approximately NIS 2.6 billion) as of December 31, 2006.

The increase in total assets resulted primarily from an increase in cash and cash equivalents, resulting from the positive free cash flow for the period.

1.2	Shareholder's equity

The shareholder's equity as of March 31, 2007, amounted to approximately NIS 812 million, compared to approximately NIS 597 million as of December 31, 2006, which represent approximately 15% and 11% of the total balance sheet, respectively. The increase was due mainly to the current quarter earnings (NIS 208 million).

1.3	Financial debt

The net financial debt of the Company as of March 31, 2007, amounted to approximately NIS 3.0 billion, compared to approximately NIS 3.1 billion as of December 31, 2006. The decrease was due mainly to the increase in cash and cash equivalents, resulting from the positive free cash flow for the period.

1.4	Current liabilities

The other current liabilities of the Company as of March 31, 2007, amounted to approximately NIS 1.2 billion, compared to approximately NIS 1.3 billion as of December 31, 2006, a decrease of approximately 7%. The decrease resulted mainly from the decrease in trade payables, due to payments for investments in the engineering network and for purchases of handsets and accessories made during the previous quarter.

2.	Results of Operations

The current quarter’s results are better than was estimated by the Company, allowing the Company to declare dividend distribution in the amount of NIS 2.03 per share, higher than the NIS 1.4 dividend per share previously expected. The Company’s results and amount of dividends declared per share for the first quarter do not necessarily reflect its profitability level nor dividends that will be paid for future quarterly periods. Future dividends may change in accordance with the Company’s dividend policy. Dividend declaration is not guaranteed and is subject to the Company's board of directors’ sole discretion, as detailed in the Company's annual report for the year 2006, under “Item 8 - Financial Information - Dividend Policy”.

Following the amendment of the Israeli Communications Regulations (Telecommunications and Broadcasting) (Payment for Interconnecting), 2000, from December 2004, interconnect tariffs were reduced as follows:

On March 1, 2005 interconnect tariffs were reduced from NIS 0.45 to NIS 0.32 per minute (29% reduction);

On March 1, 2006 interconnect tariffs were reduced from NIS 0.32 to NIS 0.296 per minute (8% reduction);

and on March 1, 2007 interconnect tariffs were reduced from NIS 0.296 to NIS 0.266 per minute (10% reduction).

In addition, interconnect tariffs for an SMS message were reduced as follows:

On March 1, 2005 interconnect tariffs were reduced from NIS 0.285 to NIS 0.05 per message (82% reduction);

and on March 1, 2006 interconnect tariffs were reduced from NIS 0.05 to NIS 0.025 per message (50% reduction).

These interconnect tariffs reductions had a material adverse effect on the Company's results of operations for the reported periods.

The results of operations for the first quarter of 2007, benefited primarily from the increase in airtime minutes market share, an increase in revenues from content and value added services and from the continuing implementation of streamlining measures, cost reductions and the allocation of resources for the improvement of customer service.

The Company's net income for the three months ended March 31, 2007, totaled NIS 208 million, compared to NIS 145 million for the three months ended March 31, 2006, an increase of 43%. The increase was due mainly to an increase in revenues, the result of a rise in usage of airtime and content services, which was partially offset by an increase in financial expenses and an additional tax provision following the decision of the Israeli Supreme Court in the case of Paz-Gas.

2.1	Income from sales and services

The Company's revenues in the current quarter totaled to approximately NIS 1.44 billion, compared to NIS 1.34 billion in the corresponding quarter in 2006, an increase of 7%. The increase resulted mainly from an increase of approximately 17% in airtime usage (outgoing and incoming), as a result of the increase in the Company's subscriber base and in the MOU. Revenues also benefited from an increase in roaming services and content services.

Revenues from handsets and accessories increased in the current quarter by 2%, compared to the corresponding quarter in 2006, due to an increase in the average income per handset, which was partially offset by a decrease in the number of handsets sold during this period, compared to the corresponding quarter in 2006, in which large sales campaigns were launched.

2.2	Cost of sales and services

Cost of revenues for the first quarter of 2007, totaled to NIS 783 million, compared to NIS 796 million in the first quarter of 2006, a decrease of 2%. The decrease resulted mainly from a decrease in handset costs due to the smaller number of handsets sold during this period, due to a large scale sales campaigns launched in the first quarter of 2006, and from a decrease in depreciation expenses, which were offset in part by an increase in interconnect and content costs due to the increase in airtime and content services usage.

2.3	Selling and marketing expenses

Selling and marketing expenses for the first quarter of 2007, totaled to NIS 149 million, compared to NIS 153 million for the first quarter of 2006, a decrease of 3%. This decrease was due to, among other things, the efficiency measures implemented by the Company since the end of 2005 which included, the downsizing in non-customer facing positions and other cost savings, and a decrease in sales commissions to distributors, derived from the decrease in the number of handsets sold during the period in comparison to the first quarter of 2006 in which the Company launched a large scale sales campaigns. These decreases were partially offset by increased marketing efforts and investment in customer service.

2.4	General and administrative expenses

General and administrative expenses for the first quarter of 2007, totaled to NIS 159 million, similar to the first quarter of 2006. During the current quarter, professional services fees and employees benefits expenses increased, while allowance for doubtful accounts decreased, compared to the corresponding quarter in 2006. General and administrative expenses were also affected from the efficiency measures implemented by the Company since the end of 2005. These measures included, among other things, the downsizing in non-customer facing positions and other cost savings.

2.5	Operating income and EBITDA

Operating income for the first quarter of 2007, amounted to NIS 347 million, compared to NIS 232 million for the first quarter of 2006, an increase of 50%. The increase resulted mainly from an increase in recurring revenues (see income from sales and services) compares to the corresponding quarter in 2006, a decrease in subsidizing of handsets and accessories sold due to aggressive sales campaigns launched in the first quarter of 2006, and a decrease in depreciation expenses.

EBITDA for the first quarter of 2007, amounted to NIS 535 million, compared to NIS 447 million for the first quarter of 2006, an increase of 20%. The increase resulted mainly from an increase in recurring revenues (see income from sales and services), a decrease in subsidizing of handsets and accessories sold and from the efficiency measures implemented by the Company since the end of 2005.

2.6	Financial expenses

Financial expenses for the first quarter of 2007, amounted to NIS 43 million, compared to NIS 21 million for the first quarter of 2006. The increase was due primarily to increased interest expenses for the Company's long-tern loans, which were raised in accordance with the terms of the credit facility arranged by Citibank in

March 2006, and due to losses incurred in hedging transactions during the first quarter of 2007, which were derived mainly from the appreciation of the NIS against the U.S. dollar.

3.	Liquidity and Capital Resources

The Company's cash flows from operating activities increased by 15%, from NIS 297 million for the three months ended March 31, 2006 to NIS 343 million for the three months ended March 31, 2007, due primarily to an increase in revenues and a reduction of cost due to the efficiency measures implemented since the end of 2005.

In the three months ended March 31, 2007, net cash used in investing activities amounted to NIS 174 million, compared with NIS 206 million during the corresponding period in 2006. The decrease was due primarily to a decrease in payments for investments in the engineering network.

During the first three months of 2007, no cash flow was generated from financing activities, while in the corresponding period in 2006, the Company raised long-term loans and short-term loans, in accordance the terms of the credit facility arranged by Citibank, in the amount of approximately NIS 1.6 billion, and distributed a dividend in the amount of NIS 3.4 billion. During the first three months of 2007, the average outstanding amount of long-term liabilities (long-term loans and debentures) was NIS 3.2 billion.

The Company's working capital as of March 31, 2007 was NIS 439 million, compared with working capital of NIS 237 million as of December 31, 2006. The increase in working capital is the result of the increase in cash and cash-equivalents.

4.	Donations and community involvement

The following table sets forth the amounts of the Company's donations and community involvement for the periods indicated (in NIS thousands):

Three months ended March 31,		Year ended December 31,
2006	2007	2006
104	353	3,571

5.	Internal audit update for the first quarter of 2007

5.1
The internal auditor identity - as of February 2007, at which time the Company became a public company, the internal auditor is subject to the administrative supervision of the CEO of the Company and presents all proposed audit plans to the Company's board of directors, for approval.

5.2
Internal auditor reports - the internal auditor reports are presented in writing. Internal audit reports are regularly distributed to the chairman of the board of directors, to the chairman of the audit committee and its members, and to the CEO.

During the first quarter of 2007, the audit committee convened once to discuss issues related to internal auditing. In these meetings, the audit committee discussed, among other things, the suggested audit plan for 2007, the approval of the distribution of the annual internal audit report for 2006 to the Company's board of directors members, and the findings reported in the internal audit reports distributed through December 2006.

6.	Material events during the reported period

6.1	Israeli Accounting Standard No. 27, “Property, plant and equipment”

In September 2006, the Israel Accounting Standards Board published Israeli Accounting Standard No. 27, “Property, plant and equipment”, which came into effect on January 1, 2007. Standard No. 27 provides rules for the presentation, measurement and recognition of fixed assets and for the disclosure required in respect thereto.

Following implementation of this standard, the retained earnings of the Company, as of January 1, 2007, were increased by approximately NIS 285 million. The increase in retained earnings resulted from depreciating separately and retroactively each individual material component of the Company's fixed assets, which has an estimated useful life that differs from the dominant asset, over its own useful life. The increase also resulted from the initial recognition of liabilities to dismantle and remove assets. See Note 2B(2) to the financial statements.

6.2	Registration of the Company's ordinary shares for trading in the NYSE

In February 2007, the Company completed its initial public offering in the NYSE, of ordinary shares par value NIS 0.01 per share, in which DIC and Goldman Sachs International sold 20,000,000 of the Company's ordinary shares. Following completion of its initial public offering and registration of its ordinary shares for trade in the NYSE, the Company became a public company.

7.	Events subsequent to balance sheet date

7.1	Dividend distribution

On May 13, 2007, the Company's Board of Directors declared a cash dividend, to be paid on June 7, 2007, to all shareholders of record at the Company's shareholders registry, at the end of the trading day in the NYSE, on May 25, 2007, in the amount of NIS 2.03 per share, and in the aggregate amount of approximately NIS 198 million. The amount of dividends declared per share for the first quarter does not necessarily reflect dividends that will be paid for future quarterly periods, which may change in accordance with the Company’s dividend policy. Dividend declaration is not guaranteed and is subject to the Company's board of directors’ sole discretion, as detailed in the Company's annual report for the year 2006, under “Item 8 - Financial Information - Dividend Policy”.

7.2
For details regarding a lawsuit, which was served against the Company in April 2007, and regarding a withdrawal of a motion for certification as a class action of a purported class action lawsuit in May 2007, see Note 3(A) to the financial statements.

8.	Disclosures regarding exposures to market risks and their management

8.1	Exposure to fluctuations in foreign currency exchange rates for payments of acquisitions and expenses

As of the date of this report, the Company protects itself from fluctuations in the exchange rate of the U.S. dollar for payments for purchases of inventory and fixed assets acquisitions and for recurring expenses, in the amount of approximately $216 million, for an average period of 4.5 months.

The Company protects itself from these exposures according to its market risks management policy.

8.2	Exposure to fluctuations in foreign currency exchange rates and interest rates of loans

As of the balance sheet date, the Company had an outstanding U.S. dollar long-term loan, from a syndicate arranged by Citibank, in the amount of $170 million, bearing interest of LIBOR plus a variable margin ranging from 0.8% to 1.35%, depending on the Company's ratio of net debt to EBITDA, as per the credit facility agreement. As of that date, this loan had an average lifetime of 2.7 years.

Also, as of the balance sheet date, the Company had a U.S. dollar line of credit, from the same syndicate, in the amount of $43 million, bearing interest of LIBOR plus a variable margin ranging from 0.8% to 1.35%, depending on the Company's ratio of net debt to EBITDA, as per the credit facility agreement. As of that date, the Company did not utilize any amounts under this line of credit.

The Company protects itself from fluctuations in the U.S. dollar exchange rate and in the LIBOR rate in regards to the U.S. dollar loan, by utilizing a cross currency swap transaction, which converts the U.S. dollar loan into a NIS loan, bearing an interest rate of TELBOR plus 0.9%, which neutralizes the currency risk and interest risk related to the U.S. dollar loan.

In addition, during the first quarter of 2007, the Company executed an interest rate swap (IRS) transaction for approximately one third of its long-term loan amount (NIS 400 million), which converted the TELBOR interest to a fixed NIS interest rate of 4.85% per year.

In order to hedge the possible fluctuations in the foreign currency exchange rate between the U.S. dollar and the NIS, in regards to the line of credit, the Company executes short-term recurring swap transactions.

8.3	Exposure to fluctuations in the Israeli CPI regarding NIS denominated loans

As of balance sheet date, the Company had two outstanding series of debentures, in an aggregate principal amount of approximately NIS 2.0 billion, which are linked to the Israeli CPI, and bear a fixed interest rate, which is also linked to the Israeli CPI. As of that date, the average lifetime of these series was 4.6 years.

As of balance sheet date, the Company executed forward Israeli CPI / NIS transactions, in a total amount of NIS 850 million, representing approximately 43% of the total debt linked to the Israeli CPI, in order to hedge its exposure to fluctuations in the Israeli CPI. As of that date, these forward transactions had an average lifetime of 6 months.

The Company periodically reviews the possibility of entering into additional transactions in order to lower the exposure in respect of the debentures, according to market conditions.

8.4	Balance sheet linkage table as of March 31, 2007 (in NIS millions)

	Balance Sheet	Adjusted to CPI	In US $ or adjusted to US $	In other foreign currency	Not-adjusted	Non- monetary items	Total
Cash and cash equivalents	225		7		218		225
Trade receivables	1,274				1,274		1,274
Other receivables and debits	139	1			65	73	139
Inventory	137					137	137
Long-term receivables	524	18			492	14	524
Fixed Assets, net	2,453					2,453	2,453
Other assets, net	679					679	679

Total Assets	5,431	19	7	0	2,049	3,356	5,431

Short-term credit from banks	-121		-71		-50		-121
Trade payables	-715		-61	-1	-653		-715
Other payables and credits	-500	-24	-2		-474		-500
Debentures	-1,989	-1,993				4	-1,989
Long-term loans from banks	-1,076		-636		-455	15	-1,076
Other long-term payables and credits	-15				-15		-15
Deferred taxes	-203					-203	-203

Total Liabilities	-4,619	-2,017	-770	-1	-1,647	-184	-4,619

Difference	812	-1,998	-763	-1	402	3,172	812

8.5	Derivative financial instrument compositions as of March 31, 2007

	Thousands of US Dollars				Thousands of NIS
	Nominal Value				Fair Value
	Period of less than one year		Period greater than one year		Period of less than one year		Period greater than one year
	Long	Short	Long	Short	Long	Short	Long	Short
Call Options
Hedging goal - recognized for accounting purposes
Hedging goal - not recognized for accounting purposes	78,000	39,000			483	-96
Not for hedging goals
Put Options
Hedging goal - recognized for accounting purposes
Hedging goal - not recognized for accounting purposes	53,000	47,000			3,067	-4,673
Not for hedging goals
Futures
Hedging goal - recognized for accounting purposes	108,000				-19,567
Hedging goal - not recognized for accounting purposes	30,000				-1,688
Not for hedging goals
Swaps	170,000				-83,452
	Thousands of NIS				Thousands of NIS
	Nominal Value				Fair Value
	Period of less than one year		Period greater than one year		Period of less than one year		Period greater than one year
	Long	Short	Long	Short	Long	Short	Long	Short
Swap IRS	400,000				-1,376
CPI / NIS	850,000				-16,897

_________________________                                      May 13, 2007
Cellcom Israel, Ltd.

Signed by:

Ami Erel - Chairman of the Board

Amos Shapira - Chief Executive Officer

Cellcom Israel Ltd. and its Consolidated Subsidiaries Financial Statements As at March 31, 2007 (Unaudited)

Cellcom Israel Ltd. and its Consolidated Subsidiaries
Financial Statements as at March 31, 2007

Contents

Page

Interim Consolidated Balance Sheets	2

Interim Consolidated Statements of Income	4

Interim Statements of Changes in Shareholders’ Equity	5-6

Interim Consolidated Statements of Cash Flows	7-8

Notes to the Interim Consolidated Financial Statements	9

Interim Consolidated Balance Sheets

Reported amounts

Convenience
translation
into US dollar
(Note 2C)
March 31,	March 31,	March 31,	December 31,
2007	2007	2006	2006
NIS millions	US$ millions	NIS millions	NIS millions
(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Current assets
Cash and cash equivalents	225	54	235	56
Trade receivables	1,274	307	1,252	1,242
Other receivables and debits	139	33	148	123
Inventory	137	33	149	131

	1,775	427	1,784	1,552

Long-term receivables and debits	524	126	468	526

Fixed assets, net	2,453	590	(**)(*) 2,694	(**)(*) 2,550

Other assets and deferred expenses,net	679	164	(**) 730	(**) 695

	5,431	1,307	5,676	5,323

(*)  Restated due to initial implementation of a new Israeli Accounting Standard (See Note 2B(2))
(**)  Reclassified due to initial implementation of a new Israeli Accounting Standard (See Note 2B(4))

Ami Erel	Amos Shapira	Tal Raz
Chairman of the Board of	Chief Executive Officer	Chief Financial Officer
Directors

Date: May 13, 2007

The accompanying notes are an integral part of the interim consolidated financial statements.

2

Cellcom Israel Ltd. and its Consolidated Subsidiaries
Interim Consolidated Balance Sheets

Convenience
translation
into US dollar
(Note 2C)
March 31,	March 31,	March 31,	December 31,
2007	2007	2006	2006
NIS millions	US$ millions	NIS millions	NIS millions
(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Current liabilities
Short-term credit from banks	121	29	320	-
Trade payables	715	172	788	819
Other payables and credits	500	121	283	496

	1,336	322	1,391	1,315

Long-term liabilities
Debentures	1,989	479	1,749	1,989
Long-term loans from banks	1,076	259	1,658	1,208
Other long-term payables and credits	15	3	2	2
Deferred taxes	203	49	*231	*212

	3,283	790	3,640	3,411

Shareholders’ equity	812	195	*645	*597

	5,431	1,307	5,676	5,323

* Restated due to initial implementation of a new Israeli Accounting Standard (See Note 2B(2))

The accompanying notes are an integral part of the interim consolidated financial statements.

3

Cellcom Israel Ltd. and its Consolidated Subsidiaries
Interim Consolidated Statements of Income

Reported amounts

Convenience
translation
into US dollars
(Note 2C)
Three month	Three month	Three month
period ended	period ended	period ended	Year ended
March 31	March 31	March 31	December 31,
2007	2007	2006	2006
NIS million	US$ millions	NIS million	NIS millions
(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Income from sales and services	1,438	346	1,340	5,622

Cost of sales and services	783	188	* 796	* 3,273

Gross profit	655	158	544	2,349

Selling and marketing expenses	149	36	153	656

General and administrative expenses	159	38	159	659

Operating income	347	84	232	1,034

Financial expenses, net	(43)	(11)	(21)	(155)

Other income (expenses), net	1	-	(4)	*(6)

Income before income tax	305	73	207	873

Income tax	97	23	62	* 314

Net income	208	50	145	559

Earnings per share

Basic and diluted earnings per ordinary shares in NIS	2.13	0.51	* 1.49	* 5.73

* Restated due to initial implementation of a new Israeli Accounting Standard (See Note 2B(2))

The accompanying notes are an integral part of the interim consolidated financial statements.

4

Cellcom Israel Ltd.
Interim Statements of Changes in Shareholders’ Equity

Reported amounts

		Capital	Cash dividend			Convenience
		reserve	declared			translation
		regarding	subsequent to			into
	Capital	employee	balance	Retained		U.S. dollar
Share capital	reserve	options	sheet date	earnings	Total	(Note 2C)
NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	US$ millions

For the three-month period ended March 31, 2007 (Unaudited)

Balance as of January 1, 2007 (Audited) (Note 2B(2))	1	(24)	-	-	* 620	597	143

Influence of first time implementation of new accounting standards as of January 1, 2007 (Unaudited)(Note 2B(2))	-	-	-	-	(5)	(5)	(1)

Movement in capital reserve in respect of hedging transactions, net	-	1	-	-	-	1	-

Amortization of compensation related to employee stock option grants	-	-	11	-	-	11	3

Cash dividend declared subsequent to balance sheet date	-	-	-	198	(198)	-	-

Net income for the period	-	-	-	-	208	208	50

Balance as of March 31, 2007 (Unaudited)	1	(23)	11	198	625	812	195

For the three-month period ended March 31, 2006 (Unaudited)

Balance as of January 1, 2006 (audited)	** -	5	-	3,400	*492	3,897	938

Movement in capital reserve in respect of hedging transactions, net	-	3	-	-	-	3	1

Cash dividend paid	-	-	-	(3,400)	-	(3,400)	(819)

Cash dividend declared subsequent to balance sheet date	-	-	-	330	(330)	-	-

Net income for the period	-	-	-	-	* 145	145	35

Balance as of March 31, 2006 (Unaudited)	** -	8	-	330	307	645	155

5

Cellcom Israel Ltd.
Interim Statements of Changes in Shareholders’ Equity (cont'd)

Reported amounts

		Capital	Cash dividend			Convenience
		reserve	declared			translation
		regarding	subsequent to			into
	Capital	employee	balance	Retained		U.S. dollar
Share capital	reserve	options	sheet date	earnings	Total	(Note 2C)
NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	US$ millions

For the year ended December 31, 2006 (Audited)

Balance as of January 1, 2006 (Audited)	** -	5	-	3,400	* 492	3,897	938

Allotment to dividend shares	1	-	-	-	(1)	-	-

Movement in capital reserve in respect of hedging transactions, net	-	(29)	-	-	-	(29)	(7)

Cash dividend paid	-	-	-	(3,400)	(430)	(3,830)	(922)

Net income for the year	-	-	-	-	* 559	559	135

Balance as of December 31, 2006 (Audited)	1	(24)	-	-	620	597	144

* Restated due to initial implementation of a new Israeli Accounting Standard (See Note 2B(2))
** Less than NIS 1 million

The accompanying notes are an integral part of the interim consolidated financial statements.

6

Cellcom Israel Ltd. and its Consolidated Subsidiaries
Interim Consolidated Statements of Cash Flows

Reported amounts

Convenience
translation
into US dollars
(Note 2C)
Three month	Three month	Three month
period ended	period ended	period ended	Year ended
March 31	March 31	March 31	December 31,
2007	2007	2006	2006
NIS million	US$ millions	NIS million	NIS millions
(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Cash flows from operating activities
Net income	208	50	* 145	* 559

Adjustments required to present cash flows
from operating activities (Appendix A)	135	33	* 152	* 918

Net cash provided by operating activities	343	83	297	1,477

Cash flows from investing activities
Acquisition of fixed assets	(153)	(37)	**(156)	**(526)

Proceeds from sales of fixed assets	1	-	-	15

Investment in other assets	(22)	(5)	**(50)	**(122)

Net cash used in investing activities	(174)	(42)	(206)	(633)

Cash flows from financing activities
Receipt of long-term loans from banks	-	-	1,649	2,155
Payment of long-term loans	-	-	(6)	(1,175)
Proceeds from issuance of debentures	-	-	42	290
Cash dividend paid	-	-	(3,313)	(3,830)

Net cash used in financing activities	-	-	(1,628)	(2,560)

Increase (decrease) in cash and cash equivalents	169	41	(1,537)	(1,716)

Balance of cash and cash equivalents at
beginning of the period	56	13	1,772	1,772

Balance of cash and cash equivalents at
end of the period	225	54	235	56

*  Restated due to initial implementation of a new Israeli Accounting Standard (See Note 2B(2))
**  Reclassified due to initial implementation of a new Israeli Accounting Standard (See Note 2B(4))

The accompanying notes are an integral part of the interim consolidated financial statements.

7

Cellcom Israel Ltd. and its Consolidated Subsidiaries
Interim Consolidated Statements of Cash Flows (cont’d)

Reported amounts

Appendix A - Adjustments required to present cash flows from operating activities

Convenience
translation
into US dollars
(Note 2C)
Three month	Three month	Three month
period ended	period ended	period ended	Year ended
March 31	March 31	March 31	December 31,
2007	2007	2006	2006
NIS million	US$ millions	NIS million	NIS millions
(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Income and expenses not involving cash flows
Depreciation and amortization	188	45	* 215	* 830
Deferred income taxes	(2)	-	(7)	* (20)
Erosion of long-term loans and other liabilities, net	(13)	(3)	(15)	(109)
Capital losses (gains)	1	-	4	*6
Amortization of compensation related to
employee stock option grants	11	3	-	-

	185	45	197	707

Changes in assets and liabilities
Increase in trade receivables
(including long-term amounts)	(30)	(7)	(31)	(75)
Decrease (increase) in other receivables
and debits (including long-term amounts)	(20)	(5)	11	22
Increase in inventories	(6)	(1)	(31)	(13)
Increase (decrease) in trade payables
(including long-term amounts)	-	-	(16)	4
Increase (decrease) in other payables
and credits (including long-term amounts)	6	1	22	273

	(50)	(12)	(45)	211

	135	33	152	918

Appendix B - Non-cash activities
Acquisition of fixed assets and other assets on credit	54	13	62	197

* Restated due to initial implementation of a new Israeli Accounting Standard (See Note 2B(2))

The accompanying notes are an integral part of the interim consolidated financial statements.

8

Cellcom Israel Ltd. and its Consolidated Subsidiaries
Notes to the Financial Statements

Note 1 - General

A.
Cellcom Israel Ltd. (hereinafter - “the Company”) was incorporated in Israel on January 31, 1994. The Company commenced its operations on June 27, 1994, after receiving a license from the Ministry of Communications (hereinafter - “the MOC”) to establish, operate and maintain a cellular mobile telephone system and provide cellular mobile telephone services in Israel. The Company began providing cellular mobile telephone services to the Israeli public on December 27, 1994. The license is in effect until 2022.

In February 2007, the Company completed its initial public offering in the NYSE, of ordinary shares par value NIS 0.01 per share, in which DIC and Goldman Sachs International sold 20,000,000 of the Company's ordinary shares. Following completion of the initial public offering and registration of its ordinary shares for trading in the NYSE, the Company became a public company.

B.
These interim financial statements have been prepared in accordance with generally accepted accounting principles in Israel with respect to the preparation of interim financial statements in accordance with Accounting Standard No. 14 of the Israel Accounting Standards Board and the provisions of Section D of the Securities Regulations (Periodic and Immediate Reports) - 1970.

C.
These interim financial statements have been prepared as at March 31, 2007 and for the three-month period then ended. They should be reviewed in conjunction with the Company's annual financial statements and accompanying notes as at December 31, 2006 and for the year then ended (hereinafter - "annual financial statements").

D. Exchange rates and Consumer Price Indices are as follows:

Exchange rates	Consumer Price
of US$	Index (points)

As of March 31, 2007	4.155		184.4
As of March 31, 2006	4.665		186.1
As of December 31, 2006	4.225		184.9

Increase (decrease) during the period:

January - March , 2007	(1.7%	)	(0.3%	)
January - March , 2006	1.3%		0.6%
January - December, 2006	(8.2%	)	(0.1%	)

Note 2 - Significant Accounting Policies

A.
The accounting policies that were applied in the preparation of these interim financial statements are consistent with those applied in the preparation of the Company's annual financial statements as at December 31, 2006, except for those mentioned in Note 2B as follows.

9

Note 2 - Significant Accounting Policies (cont’d)

B.	Effect of new Israeli Accounting Standards

1.	Israeli Accounting Standard No 26, “Inventory” (“Standard No. 26”)

In August 2006, the Israel Accounting Standards Board published Standard No. 26. The Standard provides guidelines for determining the cost of inventory and its subsequent recognition as an expense as well as for determining impairments in the value of inventory written down to net realizable value. The Standard also provides guidelines regarding formulas used to allocate costs to various types of inventory. As of January 1, 2007, the Company has implemented Standard No. 26. Implementation of Standard No. 26 did not have a material effect on the Company’s results of operations and financial position.

2.	Israeli Accounting Standard No. 27, “Property, plant and equipment” (“Standard No. 27”)

As of January 1, 2007, the Company has implemented Standard No. 27. The Standard prescribes rules for the presentation, measurement and recognition of property, plant and equipment and for the disclosure required in respect thereto. The Standard also provides for, among other things, the following:

Measurement after initial recognition of fixed assets
Standard No. 27 provides that a group of similar fixed asset shall be measured at cost net of accumulated depreciation minus impairment losses, or alternatively, at its revalued amount less accumulated depreciation, whereas an increase in the value of the asset above its initial cost as a result of the revaluation will be directly included in the shareholders’ equity under a revaluation reserve.

Asset retirement obligations
Standard No. 27 provides, that upon the initial recognition of property, plant and equipment, the entity shall include in the cost of the asset all the costs it will be required to incur in respect of a liability to dismantle and remove the asset and to restore the site on which it was located.

Component depreciation
Standard No. 27 provides that if property, plant and equipment consist of several components with different estimated useful lives, the individual significant components should be depreciated over their individual useful lives.

The initial implementation of the Standard had the following effects:

Asset retirement obligations:

In the past, upon the initial recognition of a fixed asset, the Company did not include in its cost the initial estimate of costs for dismantling and removing the item and for restoring the site on which it was located, and therefore:

(a)
It measured the said liability as at January 1, 2007 in accordance with generally accepted accounting principles, at the amount of NIS 12 million, and recorded a tax asset in the amount of NIS 2 million.

10

Note 2 - Significant Accounting Policies (cont’d)

B.	Effect of new Israeli Accounting Standards (cont’d)

2.	Israeli Accounting Standard No. 27, “Property, plant and equipment” (cont'd)

(b)
It calculated the amount that would have been included in the cost of the asset on the date on which the liability was initially incurred by capitalizing the amount of the liability mentioned in item (a) above to the date on which the liability was initially incurred (hereinafter - the capitalized amount) at the amount of NIS 9 million. The liability was capitalized using the best estimate of the historical capitalization rates suitable to the risk that was relevant to that liability during the expired period; and,

(c)	It calculated the accumulated depreciation on the capitalized amount as at January 1, 2007 on the basis of the useful life of the asset as at that date at the amount of NIS 4 million;

(d)
The difference between the amount that was charged to the asset in accordance with items (b) and (c) above, and the amount of the liability and the tax asset in accordance with item (a) above, in the amount of NIS 5 million, was included in retained earnings as at January 1, 2007.

Implementation of the component method:

In accordance with the transitional provisions of the Standard, the financial statements were restated as a result of implementing the provisions of the Standard with respect to the separate calculation of depreciation for the various cost components of the network, mainly, transmission equipment and infrastructure. Accordingly, the depreciation rate of the network, which is used by the Company, has been changed from 15% to depreciation rates ranging between 5%-20%, according to the useful life of each item.

The effect of the aforementioned restatement is as follows:

As reported in
As originally	Effect of	these financial
reported	restatement	statements
NIS millions	NIS millions	NIS millions

(1)	The effect on the consolidated balance sheet as at March 31, 2006 (unaudited):

Fixed assets	**2,336	358	2,694
Long-term liabilities - deferred taxes	134	97	231
Shareholders’ equity	384	261	645

The effect on the consolidated balance sheet as at December 31, 2006 (audited):

Fixed assets	** 2,153	397	2,550
Long-term liabilities - deferred taxes	105	107	212
Shareholders’ equity	307	290	597

** Reclassified due to initial implementation of a new Israeli Accounting Standard (See Note 2B(4))

11

Note 2 - Significant Accounting Policies (cont’d)

B.	Effect of new Israeli Accounting Standards (cont’d)

2.	Israeli Accounting Standard No. 27, “Property, plant and equipment” (cont'd)

(2) The effect on net earnings

For the three	For the year
month period	ended
ended March 31,	December 31,
2006	2006
(Unaudited)	(Audited)
NIS millions	NIS millions

Net earnings as reported in the past	132	517
Effect of restatement:
Decrease in depreciation expenses	13	53
Increase in capital losses	-	(1)
Increase in deferred tax expenses	-	(10)

Net earnings as reported in these financial statements	145	559

(3) The effect on basic and diluted earnings per ordinary share

Basic and diluted earnings per ordinary share as reported in the past	1.36	5.30
Effect of restatement	0.13	0.43

Basic and diluted earnings per ordinary share as reported in these financial statements	1.49	5.73

3.	Israeli Accounting Standard No. 23, “The Accounting Treatment of Transactions between an Entity and the Controlling Interest Therein” (“Standard No. 23”)

In December 2006 the Israel Accounting Standards Board published Accounting Standard No. 23 (hereinafter - Standard No. 23). Standard No. 23 replaces the main provisions of the Israeli Securities Regulations (with regard to Financial Statement Presentation of Transactions between a Company and its Controlling Shareholder). Standard No. 23 provides that assets (other than an intangible asset with no active market) and liabilities included in a transaction between the entity and its controlling shareholder shall be measured on the date of the transaction at fair value and that the difference between the fair value and the consideration from the transaction shall be included in shareholders’ equity. A negative difference is considered to be a dividend, and therefore decreases the retained earnings. A positive difference is considered an additional investment by the controlling shareholder, and is presented as a separate item in the shareholders’ equity “capital reserve resulting from transactions between an entity and the controlling interest”.

12

Note 2 - Significant Accounting Policies (cont’d)

B.	Effect of new Israeli Accounting Standards (cont’d)

3.	Israeli Accounting Standard No. 23, “The Accounting Treatment of Transactions between an Entity and the Controlling Interest Therein” (“Standard No. 23”) (cont’d)

Standard No. 23 discusses three issues relating to transactions between an entity and its controlling shareholder, as follows: the transfer of an asset to the entity by the controlling shareholder, or conversely, transfer of an asset from the entity to the controlling shareholder; the controlling shareholder assuming upon itself a liability of the entity to a third party, all or part, indemnification of the entity by the controlling shareholder in respect of an expense, and the controlling shareholder waiving the entity’s debt to it, all or part; and loans that were granted to the controlling shareholder or loans that were received from the controlling shareholder. Standard No. 23 also provides the disclosure that is to be made in the financial statements regarding transactions between the entity and its controlling shareholder during the period.

Standard No. 23 applies to transactions between an entity and its controlling shareholder that are executed after January 1, 2007, and to a loan that was granted to a controlling shareholder or that was received from it before the date this Standard came into effect, as from the date the loan was granted or received.

Standard No. 23 was implemented by the Company as of January 1, 2007.

Implementation of Standard No. 23 did not have a material effect on the Company’s results of operations and financial position.

4.            Israeli Accounting Standard No. 30, "Intangible Assets" ("Standard No. 30")

As of January 1, 2007, the Company has implemented Standard No. 30. The Standard explains the accounting treatment of intangible assets and defines how to measure the book value of these assets, as well as the disclosures that are required. The Standard has been initially implemented retroactively, except as described below. As regards business combinations, the Standard is implemented with respect to business combinations that took place on January 1, 2007 or thereafter, whereas in respect of a research and development project acquired in a business combination that took place before January 1, 2007 and which meets the definition of an intangible asset on the date of acquisition, and was recorded as an expense on the date of acquisition, the entity shall recognize the research and development project in process as an asset on January 1, 2007 and make an allocation of taxes.

A research and development asset shall be recognized in the amount of its value on the date of acquisition less the amortization that would have accumulated from the date of acquisition until December 31, 2006 on the basis of the useful life of the asset, and less any accrued impairment losses. The amount of the adjustment shall be included in the balance of retained earnings as at January 1, 2007.

In accordance with the standard, the Company reclassified the costs of computer software and capitalized costs with regard to internally developed software, which are not separable from their underlying asset, in the net amount of NIS 249 million as of March 31, 2006, and in the net amount of NIS 237 million as of December 31, 2006, from fixed assets to other assets.

13

Note 2 - Significant Accounting Policies (cont’d)

C.           Convenience translation into U.S. dollars ("dollars" or "$")

For the convenience of the reader, the reported NIS figures as of March 31, 2007 and for the period then ended, have been presented in dollars, translated at the representative rate of exchange as of March 31, 2007 (NIS 4.155 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

Note 3 - Contingent Liabilities

A.	Contingent Liabilities

1.
In April 2007, subsequent to the balance sheet date, a purported class action lawsuit was filed against the Company in the District Court of Tel-Aviv-Jaffa, by two plaintiffs who claim to be subscribers of the Company. The claim alleges that the Company unlawfully and in violation of its license raised its rates, in pricing plans that include a commitment to purchase certain services for a fixed period.

If the claim is recognized as a class action, the amount claimed is approximately NIS 230 million.
At this preliminary stage, management is unable to assess the lawsuit's chances of success. Accordingly, no provision has been made in the financial statements in respect of this claim.

2.
In May 2007, subsequent to the balance sheet date, a motion of certification as a class action, pursuant to the Class Actions Law, 2006, of a purported class action lawsuit, filed in February 2007, alleging the Company unlawfully collected VAT amount from subscribers who are residents of Eilat, was withdrawn. Had the lawsuit been certified as a class action, the amount claimed from the Company was estimated by the plaintiff at approximately NIS 33 million.

For other contingent liabilities, including lawsuits which were served against the Company during the current quarter and included in the annual financial statements, refer to Note 17A to the Company's annual financial statements as at December 31, 2006.

B.	Effects of new legislation and standards

For effects of new legislation and standards refer to Note 17B to the Company's annual financial statements as at December 31, 2006.

Note 4 - Significant Events in the Reported Period

In February 2007, the Company completed its initial public offering in the NYSE, of ordinary shares par value NIS 0.01 per share, in which DIC and Goldman Sachs International sold 20,000,000 of the Company's ordinary shares. Following completion of the initial public offering and registration of its ordinary shares for trading in the NYSE, the Company became a public company.

Note 5 - Subsequent Events

On May 13, 2007 the Company’s Board of Directors decided to distribute on June 7, 2007 a cash dividend in the amount of NIS 2.03 per share, totaling approximately NIS 198 million, to the shareholders of the Company of record at the end of the trading day in the NYSE on May 25, 2007. The dividend is presented under a separate item of shareholders’ equity.

14

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	May 14, 2007	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel